                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENT FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                           SNYDER COMMUNICATIONS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

               Circle.Com Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   832914 20 4
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 8, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                             Page 1 of 14 Pages

  CUSIP N0. 832914 20 4                                   Page 2 of 13 Pages

  -------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital Partners, LLC
  -------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
     3     SEC USE ONLY


  -------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
  -------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) |_|

  -------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  -------- --------------------------------------------------------------------
  ------------------------ ------------------ ---------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         1,048,128
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON
           WITH

                           ------------------ ---------------------------------
                                   8          SHARED VOTING POWER
                                              0
                           ------------------ ---------------------------------
                                   9          SOLE DISPOSITIVE POWER
                                              1,048,128
                           ------------------ ---------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
  ------------------------ ------------------ ---------------------------------
  -------- --------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,048,128
  -------- --------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
  -------- --------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.634%
  -------- --------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          00
  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 3 of 13 Pages
  -------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital I, L.P.
  -------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
    3      SEC USE ONLY


  -------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
  -------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)  |_|


  -------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  -------- --------------------------------------------------------------------
-------------------------- ------------------ ---------------------------------
                                   7          SOLE VOTING POWER
    NUMBER OF SHARES                          0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           ------------------ ---------------------------------
                                   8          SHARED VOTING POWER
                                              0
                           ------------------ ---------------------------------
                                   9          SOLE DISPOSITIVE POWER
                                              0
                           ------------------ ---------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ---------------------------------
  -------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
  -------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
  -------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
  -------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 4 of 13 Pages

  -------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital II, L.P.
  -------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
    3      SEC USE ONLY


  -------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
  -------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) |_|


  -------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  -------- --------------------------------------------------------------------
-------------------------- ------------------ ---------------------------------
                                   7          SOLE VOTING POWER
    NUMBER OF SHARES                          0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           ------------------ ---------------------------------
                                   8          SHARED VOTING POWER
                                              0
                           ------------------ ---------------------------------
                                   9          SOLE DISPOSITIVE POWER
                                              0
                           ------------------ ---------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ---------------------------------
  -------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
  -------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

  -------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
  -------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 5 of 13 Pages

  -------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital Offshore Master Fund (U.S. Dollar), L.P.
  -------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
    3      SEC USE ONLY


  -------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
  -------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)  |_|


  -------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
  -------- --------------------------------------------------------------------
-------------------------- ---------------- -----------------------------------
                                  7         SOLE VOTING POWER
    NUMBER OF SHARES                        736,091
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           ---------------- -----------------------------------
                                  8         SHARED VOTING POWER
                                            0
                           ---------------- -----------------------------------
                                  9         SOLE DISPOSITIVE POWER
                                            736,091
                           ---------------- -----------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            0
-------------------------- ---------------- -----------------------------------
  -------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          736,091
  -------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

  -------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.254%
  -------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 6 of 13 Pages

  -------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harwich Capital Partners, LLC
  -------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
    3      SEC USE ONLY


  -------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
  -------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) |_|


  -------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  -------- --------------------------------------------------------------------
-------------------------- ----------------- ----------------------------------
    NUMBER OF SHARES              7          SOLE VOTING POWER
  BENEFICIALLY OWNED BY                      1,048,128
  EACH REPORTING PERSON
          WITH
                           ----------------- ----------------------------------
                                  8          SHARED VOTING POWER
                                             0
                           ----------------- ----------------------------------
                                  9          SOLE DISPOSITIVE POWER
                                             1,048,128
                           ----------------- ----------------------------------
                                  19         SHARED DISPOSITIVE POWER
                                             0
  -------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,048,128
  -------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
  -------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.634%
  -------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          00
  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 7 of 13 Pages

  -------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas Knott
  -------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
    3      SEC USE ONLY


  -------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
  -------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) |_|


  -------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
  -------- --------------------------------------------------------------------
-------------------------- ------------------ ---------------------------------
                                   7          SOLE VOTING POWER
    NUMBER OF SHARES                          1,048,128
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           ------------------ ---------------------------------
                                   8          SHARED VOTING POWER
                                              0
                           ------------------ ---------------------------------
                                   9          SOLE DISPOSITIVE POWER
                                              1,048,128
                           ------------------ ---------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ---------------------------------
  -------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,048,128
  -------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
  -------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.634%
  -------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN

  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 8 of 13 Pages

  -------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Abner Kurtin
  -------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  |_|
           (b)  |_|
  -------- --------------------------------------------------------------------
    3      SEC USE ONLY


  -------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
  -------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) |_|


  -------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
  -------- --------------------------------------------------------------------
-------------------------- ------------------ ---------------------------------
                                   7          SOLE VOTING POWER
    NUMBER OF SHARES                          1,048,128
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           ------------------ ---------------------------------
                                   8          SHARED VOTING POWER
                                              0
                           ------------------ ---------------------------------
                                   9          SOLE DISPOSITIVE POWER
                                              1,048,128
                           ------------------ ---------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ---------------------------------
  -------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,048,128
  -------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
  -------- --------------------------------------------------------------------v
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.634%
  -------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
  -------- --------------------------------------------------------------------

  CUSIP N0. 832914 20 4                                   Page 9 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

         This Report on Schedule 13D relates to shares of Circle.Com common stock, par value $.001 per share (the "Circle.Com Common Stock"), of Snyder Communications, Inc. (the "Company"), whose principal executive offices are located at Two Democracy Center, 6903 Rockledge Drive, 15th Floor, Bethesda, MD 20817.

ITEM 2.  IDENTITY AND BACKGROUND

         This Report is filed by K Capital I, L.P., K Capital II, L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively the "Partnership"), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott, and Abner Kurtin.

         K Capital I, L.P. and K Capital II, L.P. are each Delaware limited partnerships having their principal place of business and executive offices at c/o K Capital Partners, LLC, 75 Park Plaza, Boston, MA 02116; K Capital Offshore Master Fund (U.S. Dollar), L.P. is a limited partnership organized in the Cayman Islands with a registered address at the offices of Walkers Attorneys at Law, Walker House, P.O. Box 265, Georgetown, Grand Cayman, Cayman Islands; K Capital Partners, LLC is a Delaware limited liability company and the sole General Partner of the Partnership (the "General Partner") having its principal place of business and executive offices at 75 Park Plaza, Boston, MA 02116; Harwich Capital Partners, LLC is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 75 Park Plaza, Boston, Massachusetts 02116; and Thomas Knott and Abner Kurtin are each the Managing Members of Harwich Capital Partners, LLC, having its principal business address c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith. K Capital Partners, LLC is the sole general partner of the Partnership.

         During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Knott and Mr. Kurtin are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the transactions described in Item 5(c) were assets of the Partnership and certain other managed accounts.

  CUSIP N0. 832914 20 4                                   Page 10 of 13 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership and certain other managed accounts acquired the Circle.Com Common Stock described in Item 5(c) for investment purposes. None of the Reporting Persons have any current plans or proposals which relate to or would result in:

     a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the issuer;

     f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 1(g)(4) of the Securities Exchange Act of 1934.

  CUSIP N0. 832914 20 4                                   Page 11 of 13 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. As of December 8, 2000, the Reporting Persons may be deemed to beneficially own 1,048,128 shares of Circle.Com Common Stock of the Company. Based upon there being 22,618,203 shares of Circle.Com Common Stock outstanding, the shares of Circle.Com Common Stock which the Reporting Persons may be deemed to beneficially own represent approximately 4.634% of the outstanding shares of Circle.Com Common Stock of the Company. As of November 27, 2000, the Reporting Persons ceased to be the deemed beneficial owners of more than 5% of the outstanding shares of Circle.Com Common Stock of the Company.

     b. In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the shares of Circle.Com Common Stock of the Company held by the Partnership.

     c. The Reporting Persons have made the following purchases and sales of shares of Circle.Com Common Stock:

-------------------------------------------------------------------------------
                              K Capital I, L.P.
------------------- ------------------ ------------------ ---------------------
  Transaction Date     # of Shares      Price Per Share         Aggregate
                    Purchased/ (Sold)                     Purchase/(Sale) Price
------------------- ------------------ ------------------ ---------------------
      10/30/00             45             $  1.56            $      70.31
------------------- ------------------ ------------------ ---------------------
------------------- ------------------ ------------------ ---------------------
      10/31/00             181            $  1.88            $     339.38
------------------- ------------------ ------------------ ---------------------
------------------- ------------------ ------------------ ---------------------
      11/27/00          (45,708)          $0.9375            ($42,851.25)
------------------- ------------------ ------------------ ---------------------

-------------------------------------------------------------------------------
                              K Capital II, L.P.
------------------- ------------------ ------------------ ---------------------
  Transaction Date     # of Shares      Price Per Share         Aggregate
                    Purchased/ (Sold)                     Purchase/(Sale) Price
------------------- ------------------ ------------------ ---------------------
      10/30/00            1,450           $  1.56           $     2,265.63
------------------- ------------------ ------------------ ---------------------
------------------- ------------------ ------------------ ---------------------
      10/31/00            5,801           $  1.88           $    10,876.88
------------------- ------------------ ------------------ ---------------------
------------------- ------------------ ------------------ ---------------------
      11/27/00          (906,907)         $  0.9375         ($850,225.31)
------------------- ------------------ ------------------ ---------------------


-------------------------------------------------------------------------------
               K Capital Offshore Master Fund (U.S. Dollar), L.P.
------------------- ------------------ ------------------ ---------------------
  Transaction Date     # of Shares      Price Per Share        Aggregate
                    Purchased/ (Sold)                       Purchase/(Sale)
                                                                 Price
------------------- ------------------ ------------------ ---------------------
      10/30/00            1,005          $   1.56           $     1,570.31
------------------- ------------------ ------------------ ---------------------
------------------- ------------------ ------------------ ---------------------
      10/31/00            4,018          $   1.88           $     7,533.75
------------------- ------------------ ------------------ ---------------------

  CUSIP N0. 832914 20 4                                   Page 12 of 13 Pages

         All transactions were made in the open market on NASDAQ.

         Other accounts under the management of the General Partner have made no purchases or sales of shares of Circle.Com Common Stock.

     d. Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

     e.  Not Applicable.

         The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Partnership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D (previously filed).

         SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 8th day of December, 2000.

                  K Capital I, L.P.

                  By:       /s/ ROBERT T. NEEDHAM
                           --------------------------------------------
                           K Capital Partners, LLC, General Partner by:
                           Harwich Capital Partners LLC, its Managing Member, by Robert T. Needham, its Chief Administrative Officer

                  K Capital II, L.P.

                  By:       /s/ ROBERT T. NEEDHAM
                           --------------------------------------------
                           K Capital Partners, LLC, General Partner by:
                           Harwich Capital Partners LLC, its Managing Member, by Robert T. Needham, its Chief Administrative Officer

                  K Capital Offshore Master Fund (U.S. Dollar), L.P.

                  By:       /s/ ROBERT T. NEEDHAM
                           --------------------------------------------
                           K Capital Partners, LLC, General Partner by:
                           Harwich Capital Partners LLC, its Managing Member, by Robert T. Needham, its Chief Administrative Officer

                      K Capital Partners, LLC

                  By:       /s/ ROBERT T. NEEDHAM
                           --------------------------------------------
                           Harwich Capital Partners, LLC
                           by Robert T. Needham, its Chief Administrative
                                      Officer

                  Harwich Capital Partners, LLC

                  By:       /s/ ROBERT T. NEEDHAM
                           --------------------------------------------
                           Robert T. Needham, its Chief Administrative Officer


                            /s/ Thomas Knott
                           --------------------------------------------
                                 Thomas Knott

                            /s/ Abner Kurtin
                           --------------------------------------------
                                 Abner Kurtin